Kai H. Liekefett kliekefett@velaw.com

Tel +1.212.237.0037 Fax +1.713.237.0100

April 13, 2016

Via EDGAR, Email and Federal Express

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Stratus Properties Inc.
Revised Preliminary Proxy Statement filed on Schedule 14A
Filed April 7, 2016
File No. 001-37716

Dear Mr. Panos:

On behalf of our client, Stratus Properties Inc. (the “Company”), please find below the response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 13, 2016, with respect to the Amended Preliminary Proxy Statement on Schedule 14A filed with the Commission on April 7, 2016, File No. 001-37716 (the “First Amended Preliminary Proxy Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Preliminary Proxy Statement (the “Second Amended Preliminary Proxy Statement”). Enclosed with the email and Federal Express versions of this letter is a copy of the Second Amended Preliminary Proxy Statement marked to show changes from the First Preliminary Proxy Statement as filed.

For your convenience, our response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Any references to page numbers and captions correspond to the Second Amended Preliminary Proxy Statement unless otherwise specified.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Richmond Riyadh San Francisco Tokyo Washington	666 Fifth Avenue New York, New York 10103-0040 Tel +1.212.237.0000 Fax +1.713.237.0100 www.velaw.com

Securities and Exchange Commission April 13, 2016 Page 2

On what matters will I be voting? How does the board recommend that I cast my vote?

1.	We note your revised disclosure in response to comment 5. Please further qualify the scope of such discretionary authority granted by providing disclosure of the applicable standard under Rule 14a-4(c)(1).

RESPONSE:

In response to the Staff’s comment, the relevant statement has been revised as follows:

“. . . discretionary voting authority with respect to any matter that may properly come before the annual meeting about which we did not have notice of such matter by the date which is at least 45 days before the anniversary date on which we first sent our proxy materials for the prior year’s annual meeting of stockholders or by January 8, 2016, which is the date specified by the advance notice provisions set forth in our bylaws, and they intend to vote on any such other matter in accordance with their best judgment.”

* * *

In connection with responding to the Staff’s comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission April 13, 2016 Page 3

Please direct any questions that you have with respect to the foregoing, or if any additional supplemental information is required by the Staff, to Kai Haakon E. Liekefett at (212) 237-0037.

Very truly yours, VINSON & ELKINS L.L.P.

By:	/s/ Kai H. Liekefett
Name:	Kai H. Liekefett

Enclosures

cc:	Kenneth N. Jones
General Counsel & Secretary
Stratus Properties Inc.